UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:       ☐ Yes            ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           n/a

Attached hereto as Exhibit 99.1, which is incorporated herein by reference, is a copy of certain slides that may be used in making presentations to analysts, stockholders and potential investors regarding the proposed business combination between the company and UIB Group Limited, a British Virgin Islands company. The slides filed herewith reflect certain updates to those slides filed with the SEC by the Company on Form 6-K on May 28, 2008.

On July 31, 2008, the Company issued a press release announcing this filing of the updated slides. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information in the updated slides and press release is not “filed” pursuant to the Securities Exchange Act and is not incorporated by reference into any Securities Act registration statements.

Exhibit No.	Description

99.1	Updated slides to be used in presentations.
99.2	Press release dated July 31, 2008

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: July 31, 2008	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer